Uni-Pixel, Inc.

8708 Technology Forest Pl, Ste 100

The Woodlands, TX 77381

September 2, 2008

VIA EDGAR AND FAX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Attn:       Mr. Kevin L. Vaughn

Accounting Branch Chief

RE:	Uni-Pixel, Inc.
Form 10-KSB for the Year Ended December 31, 2007
File No. 000-49737
Response Letter Dated August 11, 2008
File No. 000-49737

Dear Mr. Vaughn:

By letter dated August 20, 2008, the Staff provided to Uni-Pixel, Inc. its comments with respect to its review of our response to the Staff’s letter dated July 17, 2008 and our disclosures pertaining to the evaluation of our internal control over financial reporting in our Form 10-KSB for the Fiscal Year ended December 31, 2007.  Our response to the Staff’s letter is contained herein.  In responding to the comment, we have reproduced below the relevant text of the Staff’s comment, which is followed by our response.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Comment 1:                                  Please tell us when you intend to amend your Form l0-KSB to include the revised disclosures included in your response letter dated August 11, 2008.

Response:                                           We are prepared to amend our Form 10-KSB to include the revised disclosures included in this response letter.  We intend to amend our Form 10-KSB immediately upon confirmation from the Staff that our revised disclosures address the Staff’s inquiry.

Comment 2:                                  Based on your response, it is not clear how you have considered whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.  Please tell us the factors you considered and highlight for us those factors that supported your conclusion.  To the extent that you continue to conclude that your disclosure controls and procedures were effective, please tell us how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

Response:                                           Management timely performed its assessment of internal control over financial reporting as of December 31, 2007, and we have maintained evidential matter, including documentation, to provide reasonable support for management’s assessment of the effectiveness of our internal control over financial reporting as required by Item 308T(a) of Regulation S-B.  However, in light of the Staff’s comment, management has revised its assessment of our disclosure controls and procedures from effective to ineffective for the year ended December 31, 2007, based solely upon the fact that we inadvertently failed to include management’s report on internal control over financial reporting in our Form 10-KSB for the Fiscal Year ended December 31, 2007.

We will modify our annual disclosure in connection with Item 8A, “Controls and Procedures,” in our Form 10-KSB for the Fiscal Year ended  December 31, 2007 and in future filings to the extent relevant to read substantially as follows:

Item 8A(T).  Controls and Procedures.

Evaluation of disclosure controls and procedures.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including the Principal Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e).  The rules refer to the controls and other procedures designed to ensure that information required to be disclosed in reports that we file or submit under the Act is recorded, processed, summarized and reported within the time period specified. Based on that evaluation, management, including the Principal Executive Officer and the Chief Financial

Officer, has determined that as of December 31, 2007, our disclosure controls and procedures were not effective due to an inadvertent failure to include our management’s report on internal control over financial reporting in our annual report on Form 10-KSB for the year ended December 31, 2007. As of the date of this amended report, we have taken the following steps to address this issue:

1.                             Before each report is filed, management of the Company will review the SEC’s website, www.sec.gov, in an effort to determine any recent changes in the rules affecting our disclosure obligations; and

2.                             As each report is prepared, we will discuss with our independent consultants who assist us in the review of the SEC reports and financial statements included within the reports whether they are aware of any recent changes in the rules affecting our disclosure obligations.

Internal Control Over Financial Reporting.

Management’ Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in internal controls.

There have been no significant changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the fourth quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

*              *              *              *              *

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.  In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters.  If you have any questions or comments, please contact me at your earliest convenience at (281) 825-4500.

Sincerely,

/s/ James Tassone
James Tassone
CFO